

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

David Looney
Chief Financial Officer
Murphy Oil Corporation
9805 Katy Fwy, Suite G-200
Houston, Texas 77024

> **Re: Murphy Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated June 16, 2022**
> **File No. 001-08590**

Dear Mr. Looney:

We have reviewed your June 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2022 letter.

Response Dated June 16. 2022

Risk Factors, page 15

1. We note your response to prior comment 2. Consistent with our prior comment, please provide disclosure that addresses the material effects of transition risks related to climate change in greater detail. For example, provide additional information explaining the impact to your business model "from changing global demands for non-fossil fuel energy sources" as referenced on page 25 of your Form 10-K.

    In addition, tell us about other transition risks related to climate change you have identified and explain your disclosure considerations.

2.   We note your response to prior comment 3. Please provide us with additional information explaining how you determined disclosure addressing the risks associated with the possibility of litigation related to climate change and its potential impact is not necessary or revise to provide this type of disclosure.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

3.   Prior comment 5 is reissued as it does not appear that your disclosure discusses the indirect consequences of climate-related regulation or business trends noted in our prior comment (i.e., anticipated reputational risks resulting from operations or products that produce greenhouse gas emissions, increased competition to develop innovative new products that result in lower emissions, and developments that create new opportunities for you). For example, it does not appear that your disclosure addresses the effect of changes in sentiment for oil and gas exploration, development, and production activities on parties such as investors and lenders.

4.   As your response to prior comment 7 does not appear to address each element of our prior comment it is reissued in part. Please tell us about any weather-related impacts on the availability of insurance.

    Please contact Michael Purcell at 202-551-5351 or Ethan Horowitz at 202-551-3311 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Joseph Hall